UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)

                           National Energy Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   635812 100
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                            Associate General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 25, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


Item 1.  SECURITY AND ISSUER

This Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on July 27, 1995 (the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, $0.01 par value (the "Shares") of National Energy Group, Inc. (the "Issuer"), amended on July 22, 1996, August 9, 1996, September 4, 1996, June 17, 1997, December 11, 1997, December 4, 1998,
December 13,  2000,  May 16, 2003,  October 2, 2003,  February 1, 2005,  July 8,
2005, December 8, 2005 and September 8, 2006, is further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the original Schedule 13D, as amended, previously filed by the Reporting Persons.

Item 4.  PURPOSE OF TRANSACTION

Item 4 of the Initial 13D, as amended, is hereby amended by the addition of the following:

On October 25, 2006, the Issuer, NEG Oil & Gas LLC ("NEG Oil & Gas"), NEG, Inc. and American Real Estate Holdings Limited Partnership entered into an agreement (the "Agreement"). The Agreement provides, among other things, that, upon notice (the "Exercise Notice") from NEG Oil & Gas, the Issuer's membership interest in NEG Holding LLC will be purchased by NEG Oil & Gas or its affiliate, pursuant to
Section 5.4 of the Operating Agreement of NEG Holding LLC, for the amount set forth in Section 3 of the Agreement. The Reporting Persons intend to deliver the Exercise Notice only if the Transaction referred to in the Letter of Intent (which was filed as Exhibit 2 to Amendment No. 13 to Schedule 13D filed by the Reporting Persons on September 8, 2006) closes. There can be no assurance that the Issuer's membership interest in NEG Holding LLC will be purchased. A copy of the Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Initial 13D, as amended, is hereby amended by the addition of the information set forth in Item 4 above, which information is incorporated into this Item 6 by reference.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

The following documents are being filed as exhibits to this statement and are incorporated herein by reference:

1. Agreement among the Issuer, NEG Oil & Gas LLC, NEG, Inc. and American Real Estate Holdings Limited Partnership

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2006

NEG OIL & GAS LLC
By: AREP O&G Holdings LLC, its sole member
  By: AREP Oil & Gas Holdings LLC, its sole member
    By: American Real Estate Holdings Limited Partnership, its sole member
      By: American Property Investors, Inc., its general partner

        By:  /s/ Keith Meister
             -----------------
             Name: Keith Meister
             Title: Principal Executive Officer


AREP O&G HOLDINGS LLC
By: AREP Oil & Gas Holdings LLC, its sole member
  By: American Real Estate Holdings Limited Partnership, its sole member
    By: American Property Investors, Inc., its general partner

      By: /s/ Keith Meister
          -----------------
          Name: Keith Meister
          Title: Principal Executive Officer


AREP OIL & GAS HOLDINGS LLC
By: American Real Estate Holdings Limited Partnership, its sole member
  By: American Property Investors, Inc., its general partner

    By: /s/ Keith Meister
        -----------------
        Name: Keith Meister
        Title: Principal Executive Officer


AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
By: American Property Investors, Inc., its general partner

  By: /s/ Keith Meister
      ---------------------
      Name: Keith Meister
      Title: Principal Executive Officer


AMERICAN REAL ESTATE PARTNERS, L.P.
By: American Property Investors, Inc., its general partner

  By:  /s/ Keith Meister
       ----------------------
       Name:  Keith Meister
       Title: Principal Executive Officer

AMERICAN PROPERTY INVESTORS, INC.

By:  /s/ Keith Meister
     ----------------------
     Name:  Keith Meister
     Title: Principal Executive Officer


BECKTON CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



            [Signature Page of 13D Amendment No. 14 with respect to
                          National Energy Group, Inc.]